

July 16, 2012

Via E-mail
Mr. David W. Scheible
Graphic Packaging Holding Company
President and Chief Executive Officer
814 Livingston Court
Marietta, GA 30067

> **Re:** **Graphic Packaging Holding Company**
> **Form 10-K for the Fiscal Year ended December 31, 2011**
> **Filed February 23, 2012**
> **File No. 1-33988**

Dear Mr. Scheible:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2011

Exhibits

Certification required by Section 1350 of Chapter 63 of Title 18 of the United States Code

1. On June 12, 2012, we advised you by telephone, through your Vice President and Chief Accounting Officer Ms. Deborah R. Frank, of your failure to file certifications in accordance with Item 601(b)(32) of Regulation S-K, and of the need for you to amend the Form 10-K to resolve this deficiency. As of the date of this letter, this deficiency remains outstanding and unresolved. You should immediately file a complete amendment to your annual report, with all disclosures prescribed for all sections of the document, to include the certifications prescribed under Item 601(b)(32) of Regulation S-K, as previously advised. In addition, the certifications required under Item 601(b)(31) of Regulation S-K should be updated to comply with Rule 12b-15 of Regulation 12B.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Wojciechowski at (202) 551-3759 or, in his absence, Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding this comment. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief